EXHIBIT 99.1

WITH RESPECT TO THE ANNOUNCEMENT OF THE ESTABLISHMENT OF A JOINT HOLDING COMPANY BY SHARE TRANSFER.

This exchange offer or business combination is made for the securities of a foreign company.  The exchange offer or business combination is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[文書のタイトルを入力]

(translation)

November 10, 2014

To whom it may concern:

Company: The Higo Bank, Ltd.
Representative: President, Takahiro Kai
(Code Number: 8394, First Section, Tokyo Stock Exchange; and Fukuoka Stock Exchange)

Company: The Kagoshima Bank, Ltd.
Representative: President, Motohiro Kamimura
(Code Number: 8390, First Section, Tokyo Stock Exchange; and Fukuoka Stock Exchange)

Basic Agreement Regarding Business Integration between

The Higo Bank, Ltd. and The Kagoshima Bank, Ltd.

Notice is hereby given that The Higo Bank, Ltd. (Representative: President, Takahiro Kai; hereinafter referred to as “Higo Bank”) and The Kagoshima Bank, Ltd. (Representative: President, Motohiro Kamimura; hereinafter referred to as “Kagoshima Bank”) resolved, at their respective board of directors meetings held today, to enter into a basic agreement to proceed with the discussion and consideration of a business integration through the establishment of a holding company as set forth below.

1.              Background of discussion for business integration

Higo Bank and Kagoshima Bank (hereinafter, collectively referred to as the “Banks”) have worked to establish stable revenue bases and the good patronage of the people living in their respective areas by pursuing their corporate missions as regional banks with head offices located in the Kyushu region. However, the Banks have recognized that, in the future management of the Banks, they will be further required to respond to changes in the environment surrounding them, including the coming population decrease and changes in the competitive landscape.

In order to solve the issues specific to their respective regions and to continuously contribute to realization of the “regional revitalization,” it has become their common management issue to establish a firm management foundation with which the Banks are able to further exert their strong presences in the Kyushu region with a focus on their respective local areas.

The Banks have developed a long relationship of mutual trust through business affiliations including joint investment of funds to vitalize their local communities and the formation of loan syndicates.

In order to utilize this existing relationship of mutual trust and proactively address the management issues faced by the Banks, the Banks have deemed it necessary to create a new widespread community-based business model while further strengthening their relationship of mutual trust with their respective local communities and have resolved that the Banks will proceed with discussion and consideration of the business integration.

2.              Basic policies for business integration

The Banks will further strengthen their relationship of mutual trust with the local communities, targeting the realization of revitalized local regions, and will aim to create the best financial group in the Kyushu region, and one that is truly favored by customers, through the exertion of synergies brought about by way of the business integration, in accordance with the following basic policies.

(1)         The Banks will aim to become a regional financial institution providing the optimal and highest level of comprehensive financial services to their customers and business partners.

(2)         The Banks will establish a new business model as a leading financial group which will be highly valued by their shareholders and the market, as well as being widely trusted by society, thereby increasing their competitiveness in the Kyushu market.

(3)         The Banks will enhance the motivations of their employees and strive towards a growth strategy with a sense of unity by creating an environment where employees mutually respect each other and are able to engage in friendly rivalry.

(4)         In regards to their fields of business and functions, the Banks will exert their own characteristics and strengths to the maximum extent and pursue the synergies of the business integration through thorough rationalization and streamlining.

3.              Synergies expected of business integration

The Banks have stable and sound management foundations in their respective local areas and, by utilizing their respective strengths, it will be possible to promptly realize the effects of integration. In order to maximize corporate value, the Banks will consider specific policies based on the following synergies.

(1)         Expansion of sales base

Through the expansion of their sales base in the Kyushu region with a focus on their respective local areas and the mutual provision of channels offering services to customers of the other bank, it will become possible to improve customer convenience. At the same time, a sales system to be constructed based on cooperation of the Banks will enable more productive operational development. Furthermore, the Banks will make it possible to increase profit-making opportunities by supporting local companies which have advanced into Asian areas in an accelerated manner, through the expansion of their respective sales bases.

(2)         Expansion of regional financing function

Through the business integration of the Banks, their respective loan know-how will be able to be utilized; in addition, the Banks will be able to further contribute to providing support to small and medium-sized companies, etc. including the introduction of customers to each other. As an example, the Banks will provide their combined consulting functions to customers in the agriculture, forestry and fisheries industries, and the manufacturing industry in the Kyushu region.

(3)         Promotion of management streamlining

Through the business integration, the Banks will be able to streamline the functions of their head offices, construct an effective management control system and reduce costs, by concentrating their internal control departments, etc.

4.              Form of business integration

(1)         Form

The Banks will discuss and consider the establishment of a holding company through a joint share transfer by October 1, 2015, provided that the approval of the respective shareholders of the Banks and the relevant regulatory approvals necessary for the business integration have been obtained.

(2)         Purpose of establishing a holding company

The Banks, upon the premise that the business integration is to be conducted on an equal footing, have decided to prioritize the realization of synergies by utilizing the strengths of the respective Banks and to aim to conduct the business integration through the establishment of a holding company. The Banks intend to improve the functions of the holding company and to improve corporate value by giving consideration to the holding company from various perspectives.

The common stock of the holding company to be established will be listed on the First Section of the Tokyo Stock Exchange and the Fukuoka Stock Exchange. In addition, the Banks will become wholly-owned subsidiaries of the holding company through a share transfer, so that prior to the effective date of the share transfer, the shares of the Banks will be delisted from the First Section of the Tokyo Stock Exchange and the Fukuoka Stock Exchange.

5.              Overview of the holding company

The trade name, head office location, representatives, members of the board, organization of the holding company and other details will be decided before the Banks enter into a definitive agreement.

6.              Share transfer ratio

The share transfer ratio for the business integration will be decided before the Banks enter into a definitive agreement based on the results of due diligence to be conducted in the future and stock value calculations by a third party calculation agent.

7.              Establishment of integration preparation committee

The Banks will establish an “Integration Preparation Committee” and intensively discuss the business integration.

8.              Future schedule

Monday, November 10, 2014 (today)	Execution of a basic agreement regarding the business integration
March 2015 (planned)

Resolution at a board of directors meeting at the Banks for the execution of a definitive agreement regarding the business integration (including a share transfer plan). Execution of a definitive agreement

Tuesday, March 31, 2015 (planned)	Record date regarding the ordinary general meetings of shareholders of the Banks
June 2015 (planned)	Ordinary general meetings of shareholders of the Banks (resolution for the approval of the share transfer plan)
Monday, September 28, 2015 (planned)	Date of delisting of the Banks
Thursday, October 1, 2015 (planned)	Establishment of a holding company (effective date) and date of listing of such holding company

【Inquiries】

The Higo Bank, Ltd.

Hayashida

Nishimoto

General Planning Division

TEL 096-325-2111

The Kagoshima Bank, Ltd.

Matsunaga

Yamakata

Corporate Planning Division

TEL 099-225-3111

(For reference)

(1)                   Company overview (as of the end of September, 2014)

Company name	The Higo Bank, Ltd.		The Kagoshima Bank, Ltd.

Establishment date	July 25, 1925		October 6, 1879

Location of head office	13-5, Koyamachi 1-chome, Chuo-ku, Kumamoto-shi		6-6, Kinsei-cho, Kagoshima-shi

Representative	Takahiro Kai, President		Motohiro Kamimura, President

Capital	18,128 million yen		18,130 million yen

Total number of issued shares	230,755 thousand shares		210,403 thousand shares

Total assets (consolidated)	4,455,603 million yen		3,931,934 million yen

Net assets (consolidated)	285,689 million yen		300,041 million yen

Capital ratio (consolidated)	13.16%		13.11%

Deposits, etc. (non-consolidated)	4,030,849 million yen		3,477,264 million yen

Loans (non-consolidated)	2,615,828million yen		2,527,482 million yen

Accounting period	March 31		March 31

Number of employees (non-consolidated)	2,305		2,381

Number of branches (including sub-branches etc.)	122		155

Major shareholders (thousands of shares) and ratio of shareholdings (%)	Meiji Yasuda Life Insurance Co.	11,621 (5.03)	Iwasaki Scholarship Cultural Foundation	18,861 (8.96)

	Takara Kogyo Co., Ltd.	8,258 (3.57)	Kagoshima Bank Employees’ Stock Investment Association	7,455 (3.54)

	Higo Bank Employees’ Shareholding Association	7,583 (3.28)	Iwasaki Sangyo Co.	6,862 (3.26)

	Japan Trustee & Services Bank, Ltd. (Trust account)	7,512 (3.25)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	6,525 (3.10)

	Mizuho Bank, Ltd.	6,869 (2.97)	Meiji Yasuda Life Insurance Co.	6,258 (2.97)

(2)                   Fiscal summary for the last three years (Unit: million yen)

	The Higo Bank, Ltd.			The Kagoshima Bank, Ltd.
Fiscal year	FY ended March 2012	FY ended March 2013	FY ended March 2014	FY ended March 2012	FY ended March 2013	FY ended March 2014
Ordinary income (consolidated)	74,939	85,990	86,004	79,310	78,362	79,030
Ordinary profit (consolidated)	21,743	20,436	19,904	18,051	14,126	14,646
Net profit (consolidated)	10,814	13,710	11,826	8,749	7,786	9,653
(For reference)
Gross business profit (non-consolidated)	60,999	60,253	57,040	57,213	54,800	54,535
Net business profit (non-consolidated)	23,331	24,938	18,631	17,352	15,313	12,130